Q4 FY2023 INVESTOR PRESENTATION

2 This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this presentation, other than statements of historical facts, are forward-looking statements. The words “believe,” “estimate,” “expect,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, the statements regarding our business strategy and our plans and objectives for future operations, our addressable market and perceived growth over next five years, our assumptions regarding industry trends, potential technological disruptions, and client demand for our services. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our business, results of operations and financial condition may be negatively impacted by the Russia and Ukraine armed conflict or if general economic conditions in Europe, the United States or the global economy continue to worsen, including increased inflation and recent and potential future bank failures; and the perceived impact and effect of macroeconomic conditions on Endava and its customers including the March 2023 banking collapse; our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration; our ability to attract and retain highly-skilled IT professionals at cost-effective rates; our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies; our ability to maintain favourable pricing and utilisation rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in our market; our ability to adapt to technological change and innovate solutions for our clients; our ability to collect on billed and unbilled receivables from clients; our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations; our ability to remediate the identified material weaknesses and maintain an effective system of disclosure controls and internal control over financial reporting and our future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2023. Except as required by law, we assume no duty to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements contained in this presentation.   This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.   By attending or receiving this presentation you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business.   This presentation includes non-IFRS financial measures which have certain limitations and should not be considered in isolation, or as alternatives to or substitutes for, financial measures determined in accordance with IFRS. The non-IFRS measures as defined by us may not be comparable to similar non-IFRS measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. See the IFRS to Non-IFRS Reconciliation section for a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS financial measures. Disclaimer

REIMAGINING THE RELATIONSHIP BETWEEN PEOPLE & TECHNOLOGY 3

We accelerate our clients’ ability to take advantage of new business models and market opportunities by ideating and delivering dynamic platforms and intelligent digital experiences that are designed to fuel rapid, ongoing transformation of their businesses.   By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of Product & Technology Strategies, Intelligent Experiences, and World Class Engineering to help our clients become more engaging, responsive, and efficient. REIMAGINING THE RELATIONSHIP BETWEEN PEOPLE & TECHNOLOGY 4

5 1 Opportunity & Approach Q4 FY2023

6 WE ARE A LEADING NEXT-GEN TECHNOLOGY SERVICES PROVIDER AND HELP ACCELERATE DISRUPTION BY DELIVERING RAPID EVOLUTION TO ENTERPRISES. OUR PEOPLE SYNTHESIZE CREATIVITY, TECHNOLOGY, AND DELIVERY AT SCALE IN MULTI-DISCIPLINARY TEAMS, ENABLING US TO SUPPORT OUR CLIENTS FROM IDEATION TO PRODUCTION. FROM PROOF OF CONCEPT, TO PROTOTYPE, TO PRODUCTION, WE USE OUR ENGINEERING EXPERTISE TO DELIVER ENTERPRISE PRODUCTS AND PLATFORMS CAPABLE OF HANDLING MILLIONS OF TRANSACTIONS PER DAY. IN THIS NEW REALITY, WE’LL BUILD THE EXPERIENCES, TECHNICAL SCAFFOLDING, AND INFRASTRUCTURE DESIGNED TO ENABLE AN ENTIRELY NEW SET OF INTERACTIONS BETWEEN PEOPLE AND TECHNOLOGY. We enable change AS A RESULT OF THE RAPID SOCIAL CHANGES THE WORLD HAS BEEN FORCED TO ADAPT OVER THE LAST SEVERAL YEARS, BUSINESSES HAVE HAD TO SWIFTLY EVOLVE TO ENSURE THEY COULD CONTINUE TO OPERATE, WHILE MEETING A VERY DIFFERENT SET OF CUSTOMER EXPECTATIONS. IN THIS NEW REALITY, AN ORGANISATION’S ABILITY TO OPERATE PRIMARILY IN A DIGITAL LANDSCAPE MAY DICTATE ITS ABILITY TO BOTH SURVIVE AND SUCCEED. WE BELIEVE, MOVING FORWARD, TRUE DIGITAL TRANSFORMATION AND THE ESTABLISHMENT OF A FLEXIBLE BUSINESS MODEL WILL BECOME MISSION CRITICAL FOR BUSINESSES. The new reality

LARGE AND FAST GROWING MARKET OPPORTUNITY DELIVER RAPID EVOLUTION BY COMBINING NEXT-GEN TECHNOLOGIES WITH DEEP INDUSTRY EXPERTISE STRONG GROWTH AND FINANCIAL PERFORMANCE IDEATION TO PRODUCTION CAPABILITIES, DISTRIBUTED AGILE AT SCALE, DOMAIN EXPERTISE AND NEAR-SHORE LOCATIONS FOUNDER-LED, EXPERIENCED MANAGEMENT TEAM WITH STRONG CULTURE 7

8 TRADITIONAL IT SERVICES BUS. & TECH CONSULTANTS ENGINEERING ENTERPRISE AGILE AUTOMATION NEXT-GEN TECH STRATEGY   USER EXPERIENCE DIGITAL   AGENCIES

We serve a  large addressable market. * IDC Worldwide Digital Transformation Spending Guide, October 2022 update. 9 $3.4T 2026 16.3% FIVE-YEAR CAGR FOR DIGITAL   TRANSFORMATION   INVESTMENTS

10 ENDAVANS BY GEOGRAPHY FY20 FY21 FY22 FY23 Western Europe 448 493 602 659 Central Europe - EU Countries 3,368 4,469 6,093 5,693 3,816 4,962 6,695 6,352 Central Europe - Non-EU Countries 1,810 2,361 2,842 2,689 Latin America 895 1,244 1,927 1,661 North America 103 311 348 324 APAC 5 38 1,032 Middle East 3 5 6,624 8,883 11,853 12,063 Our people are at the heart of who we are and drive our success as   a business. We enable Endavans to be the best they can be, through our positive working experience ensuring everyone feels respected, included, and connected to our culture. 12,063 GLOBAL EMPLOYEES AS OF JUNE 30, 2023 1.8% EMPLOYEE GROWTH Q4FY22 TO Q4FY23 37% WOMEN IN TOTAL STAFF AS OF JUNE 30, 2023 8%14% 3% 22% 53% WESTERN EUROPE & EU EUROPE NON-EU NORTH AMERICA LATIN AMERICA APAC & MIDDLE EAST Q4FY23 ENDAVANS BY REGION

11 European Union:   Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, Netherlands, Poland, Romania, Slovenia and Sweden   Non European Union:   Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom North America: Canada and the United States   Latin America:  Argentina, Colombia, Mexico and Uruguay Asia Pacific: Australia, Malaysia, Singapore and Vietnam Middle East: United Arab Emirates   67 cities  28 countries

12 HISTORY OF ENDAVA 12,063 FOUNDED IN COMPUDAVA ALPHEUS NICKELFISH PS TECH ISDC EXPAND   TO CE VELOCITY PARTNERSCONCISE UK IT CONSULTANCY 60 240 1,000 EXPAND   TO USA EXPAND   TO LATAM IPO NYSE JULY 2018 MOLDOVA   NEARSHORE   LOCATION GERMANY   CONSULTING BUSINESS USA   DIGITAL, UX   & STRATEGY   FIRM USA & LATAM   NA SALES & LATAM DELIVERY SERBIA   AGILE DELIVERY NETHERLANDS   & CE   AGILE DELIVERY 2,000HEADCOUNT Q4 FY23 INTUITUS UK   IT CONSULTANCY PRIVATE EQUITY EXOZET GERMANY DIGITAL AGENCY 2000 2023 COMTRADE DIGITAL SERVICES ADRIATIC REGION   SOFTWARE ENGINEERING SERVICES FIVE USA, CROATIA DIGITAL AGENCY LEVVEL USA TECH STRATEGY CONSULTING & ENGINEERING 5,000 LEXICON AUSTRALIA TECH CONSULTING, DESIGN & ENGINEERING MUDBATH AUSTRALIA TECH STRATEGY DESIGN & ENGINEERING AUSTRALIA, SWEDEN, VIETNAM SOFTWARE SOLUTIONS DEK TLM USA GAMING SERVICES

13 WE CREATE VALUE THROUGH THE DELIVERY OF

14

15 TODAY TIME TECHNOLOGY DISRUPTION WAVES & CONVERGENCE MOBILITY PAYMENTS RETAIL / CPG CAPITAL MARKETS HEALTHTECH INSURANCE

2012 2017 NOW 2030 2040+20352025 PAYMENTS INDUSTRY TRENDS OPEN BANKING REAL TIME PAYMENTS CRYPTO WALLETS INSTANT/DIGITAL ISSUING EMBEDDED   FINANCE DLT IN CROSS BORDER PAYMENTS CLOSED LOOP PAYMENT ECOSYSTEM ISO 20022 ADOPTION VERTICALLY-INTEGRATED PAYMENTS CROSS BORDER PAYMENTS MICROPAYMENTS BNPL BIOMETRIC PAYMENTS CBDC IN CAR PAYMENTS PAYMENTS IN METAVERSE ALL PAYMENTS INSTANT NO-CASH SOCIETY ZERO FRAUD PAYMENTS NO PHYSICAL TERMINAL FREE PAYMENTS PAAS SOFTPOS FREE ACQUIRING REQUEST TO PAY VARIABLE DIRECT DEBIT 16

2012 2017 NOW 2030 2040+20352025 AUTOMOTIVE INDUSTRY TRENDS FUEL ECONOMY INDIVIDUAL   CAR LEASING APPLE CARPLAY ANDROID AUTO SEMI-AUTONOMOUS DRIVING AIDS CAR SUBSCRIPTION USAGE-SPECIFIC INSURANCE INTELLIGENT ROUTING PARKING, TRAFFIC JAM 5G NEW ( INDUCTIVE) CHARGING INFRASTRUCTURE DIGITAL SALES PROCESS USING   AR AND VR IN-CAR ENTERTAINMENT MEDIA IN-CAR PAYMENTS FOR ELECTRICITY, PARKING, TOLLS PAYMENTS PROPRIETARY AUTOMOTIVE OS CONNECTED TO MOBILE PHONE DEALERSHIPS   EXPERIENCE CENTERS CAR-SHARING IN-CAR   COMMERCE RETAIL RIDE-HAILING (UBER) RISING ADOPTION OF PLUG-IN HYBRID EV CONNECTED TO SMART CITIES “HANDS OFF, MIND OFF” RISING ADOPTION OF BATTERY EV ELECTRIC-ONLY   DRIVE ZONES IN CITIES VEHICLE COMMUNICATION P2P CAR-SHARING AUTONOMOUS TRAFFIC MANAGEMENT ROBOTAXIS ZERO EMISSIONS ZERO ACCIDENTS 17

18 AS WE STRIVE TO BE THE ASPIRATIONAL BRAND FOR IT PROFESSIONALS IN THE REGIONS IN WHICH WE OPERATE, WE ATTRACT HIGH QUALITY TALENT. TO SUPPORT THIS GROWTH, WE NEED LEADERSHIP AND HAVE DEVELOPED THE ‘PASS IT ON’ INITIATIVE WHICH DRIVES LOYALTY AND LOWERS ATTRITION. WE USE TUCK-IN ACQUISITIONS TO ACCELERATE OUR GROWTH STRATEGY - TO EITHER ESTABLISH OURSELVES IN A NEW GEO OR TO ESTABLISH A NEW AREA OF EXPERTISE AND MARKET GROWTH. BRAND CULTURE M&A Scalability

19 ENDAVA’S FIVE KEY SUSTAINABILITY FOCUS AREAS

20 KEY SUSTAINABILITY COMMITMENTS OUR PEOPLE SOCIAL IMPACT OPERATING RESPONSIBILITY INNOVATION & DATA INTEGRITY ENVIRONMENTAL IMPACT We enable our people to be the best they can be by fostering an inclusive culture, providing career and progression opportunities, and supporting their wellbeing. We follow sound environmental practices to lower our energy footprint, reduce waste, choose greener infrastructures and equipment, and promote environmentally friendly ways of working. We help our clients to accelerate industry transformation by reimagining the relationship between people and technology, while safeguarding our clients’ privacy and protecting the assets entrusted to us according to industry standards. We contribute to the societies we are part of, and more broadly the Technology & Services industry, through community and fundraising activities in the areas of Education, Health and the Environment. We apply the highest standards of business conduct and ethics to work situations and strive to make the right decisions that benefit our people, inventors, customers, suppliers and society.

21 2 Financials Q4 FY2023

22 MASTER SERVICE AGREEMENTS WITH CLIENTS PRIMARILY T&M BASED PRICING LONG-TERM CLIENT RELATIONSHIPS STRONG REVENUE GROWTH HEALTHY MARGINS LOW CAPEX REQUIREMENTS POSITIVE ADJUSTED FREE CASH FLOW Financial  Highlights

23 STRONG REVENUE GROWTH FY19 FY20 FY21 FY22 FY23 _ FY22 FY23 189.8 180.4 203.5 169.2 205.2 157.7 196.2147.5794.7654.8446.3351.0287.9 CAGR 28.9% OVER THE LAST FIVE FISCAL YEARS, 90.1% OF OUR REVENUE, ON AVERAGE, EACH FISCAL YEAR CAME FROM CLIENTS WHO PURCHASED SERVICES FROM US DURING THE PRIOR FISCAL YEAR. FY19 JUNE 30 JUNE 30 12M22 12M23FY20 FY21 +21.4% YOYRevenue (£m) FY22 FY23 Q1 Q2 794.7 654.8 Q3 Q4

Q4 24 FY19 FY20 FY21 FY22 FY23 _ FY22 FY23 24.9 32.5 30.4 25.9 20.3 19.1 38.624.9114.2102.454.423.429.1 ROBUST PROFITABILITY FY19 FY20 FY21 FY22 FY23 _ FY22 FY23 38.3 36.2 43.4 34.2 43.033.0 39.534.8164.2138.392.166.751.0 19.2% 23.6% MARGIN FY19 FY20 17.7% 18.0% FY19 JUNE 30JUNE 30 12M22 12M23FY20 FY21 FY21 19.0% JUNE 30 12M22 12M23 13.1% * See page 30 for reconciliation of IFRS to Non-IFRS metrics CAGR 34% Adjusted Profit Before Tax (£m)*Profit Before Tax (£m) MARGIN 10.1% 6.7% FY22 12.2% FY22 20.6% FY23 15.6% 21.1% FY23 18.5 JUNE 30 Q1 20 1 20.6 Q4 Q1 Q2 114.2 102.4 Q212.1% 9.9% Q116.9% 19.7% 20.9% 20.9% Q2 23.6% 20.1% Q1 Q2 164.2 138.3 Q3 15.3% 14.9% Q3 Q3 20.2% 21.3% Q3 Q4 14.4% 12M15.6% 14.4% Q4 20.7% 19.2% 23.6%20 1 20.2 Q4 19.2% 23.6%21 1 20.7 12M

JUNE 30 DEEP CLIENT RELATIONSHIPS FY18 FY20 FY22 Q2FY22 146134146134856563 FY19 JUNE 30 FY20 FY21 25* Calculated on a 12 month rolling basis. No. of Clients / Revenue > £1m* FY22 Q4FY22 Q4FY23 JUNE 30 FY19 FY20 FY21 FY22 FY23 Q4FY22 Q4FY23 35%32%33%34%35%38%38% FY19 JUNE 30 FY20 Q4FY23FY21 Top 10 Clients Revenue % FY22 Q4FY22FY23 FY23

26 NUMBER & SPEND OF CLIENTS FY18 FY20 FY22 Q3FY22 711732711732615416275 Total No. of Clients FY19 JUNE 30 FY20 FY21 Q4FY22 Q4FY23 JUNE 30 FY22 FY23 JUNE 30 FY18 FY19 FY20 FY21 FY22 Q3FY22 Q3FY23 301312905841697647699 Average Spend: REMAINING CLIENTS (£000s) FY19 JUNE 30 FY20 FY21 FY22 Q4FY22 Q4FY23FY23 JUNE 30 0 6650 13300 19950 26600 FY17 FY18 FY19 FY20 FY21 Q3FY22 Q3FY23 6,5505,76026,03022,15015,59013,38010,870 JUNE 30 FY19 FY20 FY21 Average Spend: TOP TEN CLIENTS (£000s) FY22 Q4FY22 Q4FY23FY23

DIVERSE REVENUE BASE: GEOGRAPHY & INDUSTRY VERTICALS 26% 22% 52% PAYMENTS AND FINANCIAL SERVICES TECHNOLOGY, MEDIA & TELECOMMUNICATIONS OTHER REVENUE % BY VERTICAL Q4 FY23 FY18 FY19 FY20 FY21 FY22 _ Q3FY22 Q3FY23 30%35%32%35% 31%29% 27% 24%22%23%21%24%24%28% 38%40%39%41%42%44%45% UK EUROPE N.AMERICA RoW * FY19 JUNE 30 JUNE 30 Q4FY22 Q4FY23FY20 FY21 27 * Other includes consumer products,   healthcare, mobility and retail verticals Revenue by Region FY22 FY23 3%3% 6%3% 8%3%

Q4 LOW CAPEX & POSITIVE ADJUSTED FCF 0.00 28.75 57.50 86.25 115.00 FY19 FY20 FY21 FY22 FY23 _ FY22 FY23 31.5 43.4 21.2 16.1 37.0 31.2 21.816.5111.5107.282.731.529.8 FY18 FY20 FY22 FY22 1.8 3.7 4.12.7 4.23.8 3.43.513.513.75.27.36.1 FY19 12M22 12M23FY20 % OF REVENUE 24.1% 16.6% FY19 JUNE 30 FY20 10.4% 2.1% 1.0% 2.1% JUNE 30 JUNE 30 FY21 2.1% FY21 9.0% 28* See page 30 for reconciliation of IFRS to Non-IFRS metrics Capital Expenditures (£m) Adjusted Free Cash Flow (£m)* FY22 1.2% FY22 18.5% JUNE 30 12M22 12M23FY23 2.1% FY23 16.4% Q1 Q4 Q1 % OF REVENUE 2.4% 2.0% Q2 2.3% 1.7% Q1 Q219.8% 18.0% Q111.2% 11.1% Q2 13.513.7 Q2 107.2 111.5 Q3 1.6% 2.0% Q3 Q3 9.5% 10.4% Q3 Q4 1.7% 2.1% 1.7% 12M Q4 14.0% 12M16.4% 14.0%

3 Appendix Q4 FY2023 29

30 IFRS TO NON-IFRS RECONCILIATION 2019 2020 2021 2022 2023 2022 2023 Reconciliation of Revenue Growth at Constant Currency to Revenue Growth as Reported under IFRS Revenue Growth as Reported under IFRS 32.3% 21.9% 27.2% 46.7% 21.4% 35.0% 5.2 % Foreign exchange rates impact (1.2)% (0.9)% 2.4% 0.9% (4.8)% (4.1)% (0.4)% Revenue Growth at Constant Currency Including Worldpay Captive 31.1% 21.0% 29.6% 47.6% 16.6% 30.9% 4.8 % Impact of Worldpay Captive — 3.2% 0.8% — — — — Proforma Revenue Growth Rate at Constant Currency Excluding Worldpay Captive 31.1% 24.2% 30.4% 47.6% 16.6% 30.9% 4.8 % Reconciliation of Adjusted Profit Before Tax and Adjusted Profit for the Period £ in 000s Profit before Tax 30,100 23,364 54,368 102,379 114,163 32,491 24,936 Adjustments: Share based compensation expense 12,022 15,663 24,427 35,005 31,058 7,463 6,923 Discretionary EBT bonus — 27,874 — — — — — Amortization of acquired intangible assets 3,472 4,075 6,725 10,823 12,270 3,077 2,843 Foreign currency exchange (gains) / losses, net (2,945) (2,054) 6,546 (9,944) 10,729 (6,785) 699 Initial public offering expensses incurred 1,055 — — — — — — Secondary offering expenses incurred 1,009 — — — — — — Stamp duty on transfer of shares 10 — — — — — — Sarbanes-Oxley compliance readiness expenses incurred 1,440 — — — — — — Restructuring costs — — — — 6,588 — 2,905 Fair value movement of contingent consideration 5,805 — — — (10,613) — 37 Net gain on disposal of subsidiary — (2,215) — — — — — Total Adjustments 21,868 43,343 37,698 35,884 50,032 3,755 13,407 Adjusted Profit Before Tax 51,968 66,707 92,066 138,263 164,195 36,246 38,343 Margin % (Adjusted Profit Before Tax as a percentage of Revenue) 18.0% 19.0% 20.6% 21.1% 20.7% 20.1% 20.2 % Profit for the Period 24,007 19,991 43,450 83,093 94,163 27,039 23,058 Adjustments: Adjustments to profit before tax 21,868 43,343 37,698 35,884 50,032 3,755 13,407 Tax impact of adjustments (3,969) (8,787) (7,241) (6,933) (11,829) (1,448) (3,530) Adjusted Profit for the Period 41,906 54,547 73,907 112,044 132,366 29,346 32,935 Reconciliation of Net Cash from Operating Activities to Adjusted Free Cash Flow Net Cash from Operating Activities 35,348 37,877 87,668 120,719 124,518 47,112 33,327 Adjustments: Grant received 1,784 888 228 139 494 49 22 Net purchase of non-current assets (tangible and intangible) (7,326) (7,319) (5,236) (13,695) (13,487) (3,741) (1,831) Adjusted Free Cash Flow 29,806 31,446 82,660 107,163 111,525 43,420 31,518 Margin % (Adjusted Free Cash Flow as a percentage of Revenue) 10.4% 9.0% 18.5% 16.4% 14.0% 24.1% 16.6 % SUPPLEMENTAL NON-IFRS FINANCIAL INFORMATION TWELVE MONTHS ENDED JUNE 30 THREE MONTHS ENDED JUNE 30